Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form F-3 Files No. 333-220059 and 333-227246) of Algonquin Power & Utilities Corp of our report dated February 27, 2022, with respect to the consolidated financial statements of Atlantica Sustainable Infrastructure plc, appearing in Exhibit 99.3 of Algonquin Power & Utilities Corp’s Form 6-K/A dated March 24, 2022.

/s/ Ernst & Young, S.L.

Madrid, Spain
March 24, 2022